The Prudential Series Fund

655 Broad Street

6th Floor

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

July 9, 2025

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Tim Worthington

Re:	The Prudential Series Fund: Form N-1A
Post-Effective Amendment No. 98 to the Registration
Statement under the Securities Act of 1933;
Amendment No. 101 to the Registration Statement under
the Investment Company Act of 1940
Securities Act Registration No. 002-80896
Investment Company Act No. 811-03623

Dear Mr. Worthington:

We filed through EDGAR on March 21, 2025 on behalf of the PSF PGIM Laddered S&P 500 Buffer 12 Portfolio (the Laddered 12 Portfolio), PSF PGIM Laddered S&P 500 Buffer 20 Portfolio (the Laddered 20 Portfolio), and the PSF PGIM US Ballast Portfolio (the Ballast Portfolio, and together with the Laddered 12 Portfolio and the Laddered 20 Portfolio, the Portfolios), each a series of The Prudential Series Fund (the “Trust” or “Registrant”), Post-Effective Amendment No. 98 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 101 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(2) under the 1933 Act solely for the purpose of adding each Portfolio as a new series to the Trust.

Post-Effective Amendment No. 101 to the Registrant’s registration statement under the 1933 Act was filed under Rule 485(b) on June 11, 2025. At the time of the filing, the Registrant, in response to previous comments from the Staff, modified the names of the Laddered 12 Portfolio and Laddered 20 Portfolio to PSF PGIM Laddered Allocation S&P 500 Buffer 12 Portfolio and PSF PGIM Laddered Allocation S&P 500 Buffer 20 Portfolio, respectively.

Following the Registrant’s June 11 Amendment, the Staff conveyed a follow up comment by telephone on June 12, 2025. This letter responds to that comment. For your convenience, the Staff’s comment is included herein and the Portfolios’ responses are keyed accordingly, as set forth below.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment. The Commission Staff’s comment, and the Registrant’s proposed responses are set forth below.

STATUTORY PROSPECTUS – LADDERED 12 PORTFOLIO AND LADDERED 20 PORTFOLIO:

1.Comment: The Staff believes that the “Buffer [12]” or “Buffer [20]” reference included in the Portfolio’s name should be immediately preceded by the term “Laddered”.

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Response: The Registrant respectfully believes that the existing name of each Portfolio is not misleading to investors and is in compliance with the requirements of Section 35(d) of the 1940 Act. The Registrant believes that the term “Laddered” in each Portfolio’s name clearly describes that there is a layered approach to the investment strategy of each Portfolio. That, coupled with the rest of the name “S&P 500 Buffer 12” (or 20) tells investors unequivocally that the layering is on underlying S&P 500 buffer funds that are characterized by a 12% or 20%, as applicable, downside buffer on losses. The Registrant believes that placing the term “Laddered” between “S&P 500” and “Buffer” could result in confusion that “S&P 500” describes the type of underlying buffer funds.

Further, recognizing that a single name cannot possibly convey a fund’s full strategy, each Portfolio’s Principal Investment Strategies clearly describe the laddered nature of the investments in underlying ETFs. Specifically, the disclosure states the following:

“The Portfolio seeks to achieve its investment objective by providing investors with U.S. large-cap equity market exposure while attempting to limit downside risk through a “laddered portfolio” of twelve PGIM S&P 500 Buffer [12][20] ETFs (the “Underlying ETFs”) . . . The term “laddered portfolio” refers to the Portfolio’s investment in a series of Underlying ETFs that have target outcome period expiration dates which occur on a rolling, or periodic, basis. The rolling or “laddered” nature of the investments in the Underlying ETFs is intended to create diversification during the investment time period over which an Underlying ETF must be held to achieve its target outcome compared to the risk of acquiring or disposing of any one Underlying ETF at any one time.”

In addition, each Portfolio’s name mirrors the name of its primary underlying ETFs, each of which includes “S&P 500 Buffer” in its name. The Registrant believes that by incorporating the name of the underlying ETFs, each Portfolio is consistent with the naming conventions used by competitors offering similar strategies.

In response to previous comments from the Staff, the Registrant previously added the term “allocation” to each Portfolio’s name to further clarify the ETF’s investment strategy. The Registrant respectfully submits no additional changes need to be made.

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Please contact the undersigned at (973) 420-6867 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Vice President and Corporate Counsel

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